UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
F.N.B. Corporation Progress Savings 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

Audited Financial Statements and
Supplemental Schedules
F.N.B. Corporation Progress Savings 401(k) Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation
Progress Savings 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Plan Administrator
F.N.B. Corporation Progress Savings 401(k) Plan
Hermitage, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) and the supplemental Schedule H, Line 4j — Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
/s/ Crowe Horwath LLP
South Bend, Indiana
June 17, 2009

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value:
Guaranteed Income Fund	$12,687,067	$9,829,491
Mutual funds	2,137,454	2,694,873
Interest in pooled separate accounts	23,864,899	33,316,686
F.N.B. Corporation common stock	13,636,542	11,902,610
Participant loans	1,302,201	1,200,152

Total investments	53,628,163	58,943,812

Contributions Receivable:
Employer	2,120,172	1,429,346

Net assets available for benefits	$55,748,335	$60,373,158

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007
Investment income (loss):
Dividend and interest income	$1,478,026	$1,265,912
Net depreciation in fair value of investments	(13,778,606)	(777,110)

Total investment income (loss)	(12,300,580)	488,802

Contributions:
Participant	6,309,179	5,169,285
Participant rollover	578,172	230,768
Employer	4,304,886	3,146,273

Total contributions	11,192,237	8,546,326

Other income	—	29,713

Other deductions:
Distributions to participants or beneficiaries	3,508,503	5,803,310
Administrative expenses	7,977	36,898

Total other deductions	3,516,480	5,840,208

Net increase (decrease)	(4,624,823)	3,224,633

Net assets available for benefits:
Beginning of year	60,373,158	57,148,525

End of year	$55,748,335	$60,373,158

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
1. Description of Plan
The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan, covering all non-temporary employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; F.N.B. Capital Corporation, LLC, First National Insurance Agency, LLC and Bank Capital Services. Non-temporary employees who are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
As a result of the Corporation acquiring Iron and Glass Bancorp, Inc. (IRGB), Omega Financial Corporation (Omega), The Legacy Bank (Legacy), NSD Bancorp, Inc. (NSD) and North East Bancshares, Inc. (NE) effective August 18, 2008, April 1, 2008, May 26, 2006, February 18, 2005 and October 7, 2005, respectively, employees who were active participants in the defined contribution plans of IRGB, Omega, Legacy, NSD and NE were permitted to immediately participate in the Plan. As of December 31, 2007, the Internal Revenue Service plan termination determination letters and distribution information for Legacy, NSD and NE have been received and all of the assets have been distributed from those defined contribution plans. As of December 31, 2008, the Internal Revenue Service plan termination determination letter and distribution information for Omega has not yet been received.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
1. Description of Plan (continued)
Contributions
Participating employees may make voluntary pretax contributions to their accounts of up to 50% of their compensation. The Plan also allows participants who have attained age 50 by the end of the plan year to elect to make catch-up contributions in accordance with Code Section 414(v). The Corporation makes a matching contribution of 50% of the first 6% of a participant’s salary deferral contribution. Effective January 1, 2007, the Corporation began making an additional contribution of 2% of a participant’s salary (4% for full-time employees hired on or after January 1, 2008, excluding those hired at First National Insurance Agency) and may make another contribution of up to 2% of a participant’s salary based on the Corporation’s performance. Effective January 1, 2008, the automatic contribution changed from 2% to 4% for all new full-time employees except for new full-time employees of First National Insurance Agency. The amount of matching contributions is a discretionary percentage and may be changed at any time. Participants’ savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.
The employer’s contributions are used to purchase the Corporation’s common stock. Participants who have attained age 55 are permitted to direct the trustee to invest any or all of the Corporation’s portion of their account into any other investment that may be permitted under the Plan. Participants may direct the trustee to invest any or all of the vested portion of the Corporation’s portion into any permitted investment.
Dividends on F.N.B. Corporation Common Stock
Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock. Cash dividends paid on F.N.B. Corporation common stock declared after March 1, 2003, are 100% vested regardless of years of service performed.
Participant Accounts
Each participant’s account is credited with their voluntary contribution and the employer’s matching and automatic contributions and an allocation of the Plan’s net earnings as defined by the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
1. Description of Plan (continued)
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer’s contributions and actual earnings thereon after three years of service (see vesting schedule below):

Vesting Schedule
Years of Service	Percentage

1	0%
2	0%
3	100%
Prior to January 1, 2007, employer contributions and earnings thereon fully vested after five years of service (see vesting schedule below). However, the vesting of employer contribution’s for participants in the plan prior to January 1, 2007 shall vest based on the more favorable of the two vesting schedules.

Vesting Schedule
Years of Service	Percentage

1	20%
2	40%
3	60%
4	80%
5	100%

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
1. Description of Plan (continued)
Forfeitures
Upon termination of a participant, the employer’s matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan’s administrative expenses and to reduce future employer contributions. For the years ended December 31, 2008 and 2007, forfeitures totaled $66,949 and $65,043, respectively. Forfeitures of $53,064 and $56,000 were used to reduce employer contributions for 2008 and 2007, respectively.
Payment of Benefits
Upon termination of service, a participant with a vested account balance of less than $1,000 will receive a lump-sum amount equal to the vested value of his or her account. A participant who terminates service with a vested account balance of greater than $1,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The Plan also permits distributions in the event of the participant’s permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, except for distributions which are recorded when paid by the trustee.
Investment Contract and Income Recognition
Investment contracts held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract. No adjustments from fair value to contract value are presented in the statement of net assets available for benefits, as the amounts of the adjustments have been determined to be immaterial.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.
Purchases and sales of securities are recorded on a trade-date basis.
Administrative Expenses
All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
2. Summary of Significant Accounting Policies (continued)
Contributions
Participant contributions are recorded in the month withheld from participants’ wages. Employer matching contributions are paid and recorded in the same month as participant contributions. Other annual employer contributions shall be made on or before September 15 of the year following the plan year end.
Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
2. Summary of Significant Accounting Policies (continued)
Adoption of New Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.
Effect of Newly Issued But Not Yet Effective Accounting Standards
In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets at fair value.

	December 31
	2008	2007

F.N.B. Corporation common stock*	$13,636,542	$11,902,610
Guaranteed Income Fund	12,687,067	9,829,491
Core Plus Bond/PIMCO	4,990,773	4,337,719
Dryden S&P 500 Index Fund	3,432,969	5,492,920
International Blend/Mund Capital Fund	3,154,192	5,548,221
Mid Capital Value/Integrity	2,997,967	5,060,732

*	Includes nonparticipant-directed investments
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Pooled separate accounts	$(11,389,398)	$1,927,197
Mutual funds	(1,241,249)	60,101
Common stock	(1,147,959)	(2,764,408)

	$(13,778,606)	$(777,110)

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
4. Nonparticipant-Directed Investment
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed F.N.B. Corporation common stock is as follows:

	December 31
	2008	2007

Investments, at fair value:
F.N.B. Corporation common stock	$9,624,495	$7,687,346

	Year Ended
	December 31
	2008	2007

Beginning balance	$7,687,346	$8,465,024
Changes in net assets:
Employer contributions	3,651,673	1,642,479
Net appreciation (depreciation) in fair value of investments	(913,836)	(1,699,298)
Dividends	639,549	482,988
Distributions to participants or beneficiaries	(462,590)	(637,571)
Transfers to participant-directed investments	(977,190)	(551,208)
Administrative expenses	(457)	(15,068)

Ending balance	$9,624,495	$7,687,346

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
5. Fair Value Measurements
FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
5. Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2008 and 2007.
F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.
Mutual funds: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, based upon published market quotations.
Pooled separate accounts: The fair values of the Plan’s interests in pooled separate accounts are based upon the net asset values of the funds as reported by the Plan custodian and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.
Participant loans: Participant loans are valued at amortized cost, which approximates fair value.
Guaranteed income fund: The fair value of the investment contract has been determined to approximate contract value, based upon the lack of contractual maturities, the frequency of the re-setting of contractual interest rates to market rates, the credit quality of the issuer, and the liquidity of the contract (See Note 6).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
5. Fair Value Measurements (continued)
The following table sets forth by level within the fair value hierarchy the plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest in pooled separate accounts	$—	$23,864,899	$—	$23,864,899
F.N.B. Corporation common stock	13,636,542	—	—	13,636,542
Mutual funds	2,137,454	—	—	2,137,454
Guaranteed Income Fund	—	—	12,687,067	12,687,067
Participant loans	—	—	1,302,201	1,302,201

Total investments at fair value	$15,773,996	$23,864,899	$13,989,268	$53,628,163

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Guaranteed	Participant
	Income Fund	loans

Balance, at beginning of year	$9,829,491	$1,200,152
Investment income	449,073	—
Purchases, sales, issuances, and settlements (net)	2,408,503	102,049

Balance, at end of year	$12,687,067	$1,302,201

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
6. Group Annuity Contract
The Plan has a fully benefit-responsive annuity contract with Prudential Retirement Insurance & Annuity Company (Prudential). Prudential maintains the contributions in its general account. Prudential’s general account is credited with earnings and is charged for participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the Issuer or otherwise.
The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.
The crediting interest rate of the contract is based on many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula but cannot be less than 1.50%. The interest crediting rate is reset semiannually. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts. No adjustment amounts are being reported as management has determined that there are no differences between contract value and fair value of the contract as of December 31, 2008 and 2007.

Average yields:	2008	2007

Based on interest rate credited to participants (1)	4.05%	4.30%
Based on actual earnings — actual average yield (2)	4.05%	4.30%

(1)	Calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year Fair Value.

(2)	Calculated by dividing the earnings credited to the plan on the last day of plan year by the end of plan year Fair Value.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2008 and 2007
7. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax-exempt.
8. Parties-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The First National Trust Company is the trustee for the F.N.B. Corporation common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $24,046 and $31,248 for plan years 2008 and 2007, respectively.
Certain Plan investments are interests in a Guaranteed Income Fund and shares of pooled separate accounts managed by Prudential. Prudential is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2008 and 2007, the Plan held an aggregate of 1,033,071 and 809,701 shares of F.N.B. Corporation common stock valued at $13,636,542 and $11,902,610, respectively. Dividends received on F.N.B. Corporation common stock were $908,781 and $729,120 for plan years 2008 and 2007, respectively. Participant loans are also considered party-in-interest investments.

Supplemental Schedules

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406   Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

	(b)	(c)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	(d)	(e)
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund	**	12,687,067
		Large Capital Value/LSV Asset Management	**	1,425,082
		Core Plus Bond/PIMCO	**	4,990,773
		Collective Daily Russell 3000 Index Fund	**	770,565
		Small Capital Growth/ESSEX	**	1,320,377
		Mid Capital Growth/Timesquare Fund	**	1,197,635
		Mid Capital Value/Integrity	**	2,997,967
		Wells Fargo Adv Small Capital	**	2,051,650
		Dryden S&P 500 Index Fund	**	3,432,969
		International Blend/Mund Capital Fund	**	3,154,192
		Retirement Goal Income Fund	**	129,619
		Retirement Goal 2010 Fund	**	619,293
		Retirement Goal 2020 Fund	**	939,852
		Retirement Goal 2030 Fund	**	556,261
		Retirement Goal 2040 Fund	**	233,398
		Retirement Goal 2050 Fund	**	45,266

				36,551,966

	Growth Fund of America	Growth Fund of America	**	2,018,980

	American Century Real Estate	American Century Real Estate	**	118,474

*	F.N.B. Corporation	Common stock — nonparticipant directed	$19,884,715	9,624,495
		Common stock — participant directed	**	4,012,047

				13,636,542

*	Participant Loans	Interest rates ranging from 4.00% to 9.25% maturing
		through 2014		1,302,201

				$53,628,163

*	Indicates party in interest to the Plan.

**	Column (d) has not been presented as this information is not applicable for participant-directed investments.

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406   Plan #002
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2008

					(h)
					Current
	(b)				Value of
(a)	Description of Assets	(c)	(d)	(g)	Asset on	(i)
Identity of	Including Interest Rate and	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Maturity in Case of a Loan	Price	Price	Asset	Date	or (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets

FNB Corporation	Common Stock	$5,613,444	$—	$5,613,444	$5,613,444	$—
FNB Corporation	Common Stock	$—	$2,731,552	$3,365,579	$2,731,552	$(634,027)
There were no category (i), (ii), or (iv) reportable transactions during 2008.
Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan
Date: June 19, 2009	/s/ Vincent J. Calabrese
Vincent J. Calabrese
Chief Financial Officer